Exhibit 99.2

Zepp Health Announces Appointment of Chief Technology Officer

Beijing, China — August 19, 2021 — Zepp Health Corporation ("Zepp Health" or the "Company") (NYSE: ZEPP) today announced that it has appointed Mr. Meihui Fan as the Company's Chief Technology Officer, effective on August 19, 2021. After his appointment as CTO, Mr. Fan will review and supervise the technical roadmap, key functions and technical indicators of the Company's business divisions. He will also align the technical goals and milestones between various business divisions to standardize and promote R&D pipelines and tools. The CEO will continue to provide his guidance to the CTO in leading the Company’s technology leadership, help create innovative products and services, as well as win new business opportunities with his technical expertise.

"We are thrilled to have Meihui as our CTO," said Wang Huang, Chairman and CEO of Zepp Health. "His strong track record in the information technology industry and solid management experience make him an excellent choice to lead our technology team. With 8 years at Zepp Health, he rose up from the ranks and forged strong working relationships with our core management team. As company CTO, he will draw on his extensive experience and strong expertise to lead our innovation efforts, enhance our technological capabilities, and enrich our technological ecosystem. Our self-branded products like Amazfit are growing fast and propelled the company into the next stage of development. This is the first time the Company has appointed a CTO. Alongside recent announcements of a new smart wearable AI Chip, Zepp OS and sleeveless wrist blood pressure measurement at the Company’s developer conference the Next Beat, the CTO will keep the Company’s technological growth on track and ensure the Company stay competitive in the long term. We look forward to his continued strong contributions to Zepp Health in this new role."

Mr. Fan has gained extensive experience in the information technology industry. Prior to being appointed as the CTO, he served as the President of Global Innovation Center and had other roles in the Company from January 2014 to July 2021. He was in charge of all software related technical architecture and management of the entire R&D team. Mr. Fan obtained a Bachelor's Degree with a Double Major in Molecular Biology & Cell Biology and Signal & Information Systems at the University of Science and Technology of China.

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The company's mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, data analytics services for population health, and industrial medical technology for diagnostics and care delivery. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 46 million units in 2020. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, Calif. For more information, please visit https://ir.zepp.com/investor/pages/company-profile.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Investor Inquiries,

In China:

Grace Zhang, ir@zepp.com

In the United States:

Brad Samson

Tel: +1 714-955-3951, E-mail: brad.samson@zepp-usa.com

For Media Inquiries

Hayward Wong, hayward.wong@zepp-usa.com